Skillful Craftsman Education Technology Ltd

February 20, 2024

CORRESPONDENCE FILING VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Office of Trade and Services

Ms. Amy Geddes

Mr. Stephen Kim

Re:	Skillful Craftsman Education Technology Ltd.
Amendment No.1 to Form 20-F for the Year Ended March 31, 2023
Filed August 17, 2023
File No. 001-39360

Dear Ms. Geddes and Mr. Kim:

This letter is being submitted by Skillful Craftsman Education Technology Ltd (the “Company”) in response to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in the letter dated February 7, 2024 (the “Letter”) regarding the Company’s annual report on Form 20-F for the year ended March 31, 2023.

The numbered paragraphs below correspond to certain numbered comments in the Letter. The Staff’s comments are presented in bold.

Amendment No. 1 to Form 20-F for Fiscal Year Ended March 31, 2023

Item 5. Operating and Financial Review and Prospects

5.B. Liquidity and Capital Resources

Statement of Cash Flows

Year Ended March 31, 2023 as Compared to Year Ended March 31, 2022

Net Cash Generated from Financing Activities, page 90

1.	Your presentations in the table here, the table on page 89, and on the face of the statement of cash flow indicates net cash generated from financing activities of $1,000,000. Please reconcile these presentations with the narrative discussion here that net cash generated from financing activities was $0.2 million for the year ended March 31, 2023. As a related matter, if the $0.8 million repayment of long-term loan from Fujian Xinqiao was made during the year, please tell us how it was presented in your statement of cash flow. Finally, please ensure the columns in the table are labeled correctly.

Response: The narrative discussion on page 90 should be “For the year ended March 31, 2023, we had a cash inflow from financing activities of $1.0 million which was all from the proceeds of convertible bond.” The table on page 89 was consistent with the audited statement of cash flow.

The $0.8 million repayment of interest over long-term loan from Fujian Xinqiao was made during the fiscal year ended March 31, 2023, and it was presented in operating cash flow. The change of interest payable was zero as the beginning and ending balance were the same of $0.2 million. The Company accrued the interest payable for the amount of $0.8 million and paid $0.8 million during the fiscal year of 2023.

2.	We note from the discussion of the Xinqiao Loan Agreement on page 113 that cash provided by financing activities in fiscal 2022 of $14,809,302 is provided entirely through this loan agreement, and that this loan agreement was amended in August 2023, to clarify the use of the loan, which should be used for the construction of a maritime food vocational training school and will encompass various specialized areas including deep- sea fisheries crew training, nearshore aquaculture training, water product supply chain management, water product branding, hotel and restaurant management, and other related industry talent cultivation, as well as business expansion and investment within the relevant industry. Please tell us your progress to date on this project, and how you considered the stipulations on the use of proceeds of this loan in determining presentation in your balance sheet.

Response: In the second half of 2021, based on the market environment in China, the Company decided to expand into in person vocational training school area. At the same time, Fujian Pingtan Ocean Fishery Group Co., Ltd. (“Pingtan”) also wanted to expand its business from traditional deep-sea fishing business to marine aquaculture, aquatic product deep processing, real estate, hotels and tourism industries. After multiple rounds of discussion, the parties felt they could leverage existing online course system and teaching resources of Wuxi Kingway Technology Co., Ltd.(“Wuxi Kingway”), the operating VIE of the Company and local fishing industry network and resources of Pingtan Ocean in Fujian Province to jointly build a training institution to train workers of Pingtan Ocean and also provide training services to other fishery companies in Fujian Province which has a large fishing industry along its coastal line.

In order to fund the potential joint venture project, Wuxi Kingway negotiated a loan from Fujian Xinqiao for $14,809,302. The loan agreement was signed on January 8, 2022 and stated that the funds were to be used to build a marine food vocational training school, which includes training of offshore fishery seafarers, nearshore aquaculture, water product supply chain management, water product branding, hotel and catering management, and other professional talent development.

After Wuxi Kingway entered the loan agreement with Xinqiao, Pingtan Ocean proposed to Wuxi Kingway to further deepen parties’ relationship and have Wuxi Kingway Technology directly own certain equity interest in Pingtan Ocean instead of incorporating a new joint venture company. Because of Pingtan Ocean’s business scale, good reputation, ability to generate revenue and profit and extensive businesses in China and Southeast Asian region, the Company believes that directly holding certain equity interest of Pingtan Ocean will help Company expand its training and related business in Southeast Asia and bring long term return for the Company. Therefore, after the deliberation and approval by the board of directors, the Company agreed to acquire 3% equity interest of Pingtan Ocean for $14,809,302 in cash to become a minority shareholder of Pingtan Ocean.

Because the use of proceeds of the loan was slightly different from the original agreement, Wuxi Kingway discussed the actual use of funds with Xinqiao and parties agreed to revise the loan agreement to add the purpose of the loan “as well as business expansion and investment within the relevant industry.”

Due to the outbreak of COVID-19 pandemic and strict control measures in China during 2022, the expansion of business and related projects were all put on hold. The business operations of Pingtan Ocean in China were also greatly and negatively affected. The Company continued to explore the new business opportunities with Pingtan Ocean, including nursing homes and training services in Southeast Asia.

In August 2023, Le First Skilland Pte. Ltd., the Company’s subsidiary in Singapore, established a strategic cooperation relationship with Singapore Parkway College of Nursing and Allied Health Pte. which will train Chinese nurses to gain international nursery experience by working in Singapore hospitals and nursing homes, so that they can not only ease the nurse shortage in Singapore but also gain experience for Chinese nurses and improve the quality of elderly care services after their returning to China. Pingtan Ocean has also begun to renovate several of its existing buildings into nursing homes. Due to the quota restrictions for Chinese nurses and caregivers in Singapore as well as time for language training, this business is currently progressing slowly but steady.

The Company’s business cooperation with Pingtan Ocean in other Southeast Asian regions is also actively being planned, and we will make timely disclosures according to the development of these cooperation.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

9. Long-term investment, page F-25

3.	We note from your disclosure here that in January 2022 you entered an agreement to purchase a 3% share of Fujian Pingtan Ocean Fishery Group Co., Ltd. for total consideration of $14,809,302 (RMB 94,012,410). Please tell us how you funded the consideration and how this transaction is related to the Xinqiao Loan Agreement in the amount of $14,809,302 (RMB 94,012,410).

Response: please see our responses to the comment 2 above.

If you have further comments, please feel free to contact our counsel Jeffrey Li at Jeffrey.li@fisherbroyles.com or by telephone at (703) 618-2503.

Very truly yours,

/s/ Dawei Chen
Dawei Chen, Chief Financial Officer

Enclosures

cc:	Jeffrey Li
FisherBroyles, LLP